September 19, 2007

Mr. Tim Buchmiller

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Comments on Definitive Proxy Statement
Filed March 23, 2007
File No. 001-14925

This letter responds to your review comments dated August 21, 2007, regarding the Definitive Proxy Statement filed March 23, 2007 for StanCorp Financial Group, Inc. We have included your comments followed by our responses.

Nominating and Corporate Governance Committee, page 9

1.	Please provide the disclosure required by Item 404(b) of Regulation S-K. Your disclosure should include a description of your policies and procedures for the review, approval or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.

Response:

The last two paragraphs on page 9 of the proxy statement describe the Company’s existing policies and procedures for the review and approval of related party transactions. These policies are set forth in our Code of Business Conduct and Ethics for the Board of Directors and our Code of Ethics for Senior Officers, which are available at www.stancorpfinancial.com/investors and are attached hereto for your reference. In applying these policies, the Company interprets the term “conflict of interest” to include transactions with related persons requiring disclosure under S-K Item 402(a). In next year’s proxy statement, we will clarify that all such transactions require the approval of the Nominating and Corporate Governance Committee. Our policies do not currently set forth a standard to be applied by the Committee in reviewing such transactions. We expect to modify our policies to include such a standard, which then will be disclosed in next year’s proxy statement.

There were no transactions with related persons that required disclosure under S-K Item 402(a) and, accordingly, there were no such transactions for which the Company’s review procedures were not followed.

Director Compensation in 2006, page 16; and Summary Compensation table, page 17

2.	Disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management’s Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K and to the Instruction to Item 402(k) of Regulation S-K.

Response:

In footnote (2) to the Summary Compensation Table on page 17 of the proxy statement, we fully disclosed the assumptions made in the valuation of the stock awards. This disclosure provided similar detail with respect to the valuation of stock awards when compared with Note 13 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2006. Accordingly, we did not think it useful to readers of the proxy statement to refer them to a financial statement footnote that contained essentially the same information.

In next year’s proxy statement, we will provide a similar level of detail in our footnotes to the Director Compensation Table when describing the valuation of stock awards as was provided in footnote (2) to the Summary Compensation Table.

Compensation Discussion and Analysis, page 26

3.	We note that your Compensation Discussion and Analysis follows your Summary Compensation Table and the other tables required by Item 402 of Regulation S-K. Please note that the Compensation Discussion and Analysis is intended to put into perspective for investors the numbers and narrative that follow it. See Section II.B.1. of Securities Act Release No. 33-8732A. Please reorganize your presentation so that your Compensation Discussion and Analysis appears before your Summary Compensation Table and other related tables and disclosures.

Response:

If required by the Commission, the Compensation Discussion and Analysis will appear before the Summary Compensation Table and other related tables and disclosures in the Company’s next proxy statement. We note that the Commission’s applicable release couched the placement of the CD&A as a suggestion, and not a rule. Given a choice, we decided to organize the disclosure in the manner we felt to be more clear and logical – with the compensation tables followed by the discussion and analysis of the information contained in those tables. We further note that this organization is consistent with the order of information that is required by Form 10-Q in which the financial statements must precede the Management’s Discussion and Analysis section.

4.	Please enhance your disclosure by including a discussion and analysis of each compensation element and your decisions regarding how each element fits into your overall compensation objectives and affect decisions regarding other elements. Refer to Item 402(b)(1)(vi) of Regulation S-K.

Response:

We believe our discussion and analysis includes a full discussion of each compensation element and the relationship of each element to our compensation objectives. We recognize that S-K Item 402(b)(1)(vi) requires that we include disclosure of any impacts that decisions regarding each compensation element have on other compensation elements, and we have included, and will certainly continue to include in future filings, disclosure of any such impacts that may exist. For example, at the top of page 29 of the proxy statement, we noted that Mr. Parsons’ increased target bonus level was a factor in the decision to hold his salary constant from 2005 to 2006.

Long-Term Component, page 30

5.	You disclose that for purposes of determining the specific award levels for options, performance shares and tenure-based restricted stock, the Committee generally seeks to allocate approximately two-thirds of the total annual award value to stock options and restricted stock, and one-third of the total annual long-term award to performance shares. Please provide a brief analysis as to why you have determined that these allocations best incentivize your named executive officers to achieve the specified goals. Indicate why the Committee allocated an increased percentage of the total annual long-term award value to performance shares for the CEO and increased the allocation of performance shares from 50% to 60% in 2006.

Response:

In next year’s proxy statement, we will briefly explain why the Committee allocates approximately two-thirds of the value of long-term incentives to stock options and restricted stock, and one-third of such value to performance shares. We will also briefly explain why the Committee made any changes in the allocation of long-term incentives from 2006 to 2007.

6.	Your disclosure appears to indicate that compensation goals are established at the beginning of your fiscal year which would suggest that 2007 goals were known prior to the filing of your proxy statement. Your Compensation Discussion and Analysis appears, however, only to discuss the targets and goals for the elements of your compensation packages for 2006. Your Compensation Discussion and Analysis should include discussion of policies that you will apply on a going-forward basis. See the text of Securities Act Release 33-8732A, marked by footnote 86. Please provide the disclosure required by Item 402(b) with respect to your compensation policies, plans or arrangements for 2007. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response:

Instruction 2 to S-K Item 402(b) states:

“2. The Compensation Discussion and Analysis should be of the information contained in the tables and otherwise disclosed pursuant to this Item. The Compensation Discussion and Analysis should also cover actions regarding executive compensation that were taken after the registrant’s last fiscal year’s end. Actions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year. Moreover, in some situations it may be necessary to discuss prior years in order to give context to the disclosure provided.”

It seems that this instruction intends that the CD&A focus on analyzing the information contained in the compensation tables relating to compensation paid or awarded in the prior year. As an exception to this general rule, the instruction requires that actions taken after the last fiscal year end be disclosed if they “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” The section of Securities Act Release 33-8732A that you refer to is consistent with the language in the instruction.

Our CD&A discusses, where appropriate, changes in compensation programs or policies from 2006 to 2007. However, your comment suggests that we were obligated to disclose in our CD&A the targets and goals for future compensation established in early 2007. We respectfully disagree with that suggestion, and believe it is contrary to published rules. Implementation of your comment would require, in each year’s CD&A, the disclosure required to be included in the following year’s Grants of Plan-Based Awards table. We don’t believe the rules require that, nor do we think our shareholders would benefit from expanding proxy statements to encompass two years in this manner.

In preparing the CD&A, we considered whether there were any “new or modified programs or policies or specific decisions” relevant to our ongoing compensation program that merited discussion. Accordingly, we included at the bottom of page 31 of the proxy statement a discussion of a change in the structure of our performance share awards that was being implemented in 2007. Similarly, on page 34 of the proxy statement we discussed the revision to the change in control provisions of our performance share awards that was also being implemented in 2007. We believe that a reader of our CD&A would understand that, unless we say otherwise, the general policies, programs and philosophy that we described are the same policies, programs and philosophy that we will apply on a going-forward basis.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or need further clarification on any of the responses above, please contact Justin Delaney, Vice President and Assistant General Counsel of the Company, at (971) 321-8541.

Sincerely,

/s/ Eric E. Parsons
Eric E. Parsons
Chairman, President and Chief Executive Officer
StanCorp Financial Group, Inc.

STANCORP FINANCIAL GROUP, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

FOR

THE BOARD OF DIRECTORS

StanCorp Financial Group, Inc. (the “Company”) is committed to conducting its business in accordance with the highest standards of business ethics and applicable laws, rules and regulations. To promote this commitment, the Board of Directors (the “Board”) of the Company has adopted this Code of Business Conduct and Ethics (the “Code”) for directors of the Company. The Code is intended to focus the Board and each director on areas of ethical risk, provide guidance to directors to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help foster a culture of honesty and accountability. Each director must comply with the letter and spirit of this Code.

No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for directors. Directors are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chairman of the Nominating and Corporate Governance Committee, who may consult with inside or outside legal counsel as appropriate.

Conflict of Interest

A “conflict of interest” occurs when a director’s private interest interferes in any way, or could reasonably be expected to interfere, with the interest of the Company as a whole.

Directors must avoid conflicts of interest with the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Chairman of the Nominating and Corporate Governance Committee and the Chairman of the Board. All conflict of interest questions relating to directors shall be resolved by the Board of Directors or the Nominating and Corporate Governance Committee. Directors involved in conflict situations shall recuse themselves from the applicable discussion or decision.

This Code does not attempt to describe all possible conflicts of interest which could develop. However, the following conflicts of interest are prohibited: (i) when a director, or a member of his or her family (to include spouse or significant other, children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law), receives improper personal benefits as a result of his or her position as a director of the Company; and (ii) loans to, or guarantees of the obligations of, a director or a member of his or her family by the Company. In addition, some of the more common conflicts from which directors must refrain are set out below.

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Relationship of Company with third-parties. Directors should not engage in any conduct or activities that disrupt or impair the Company’s relationship with any persons or entity with which the Company has or proposes to enter into a business or contractual relationship.

•	Compensation from non-Company sources. Directors may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

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Gifts. Directors and members of their families may not offer, give or receive gifts from persons or entities who deal with the Company in those cases where any such gift is being made in order to influence the directors’ actions as members of the Board, or where acceptance of the gifts could reasonably be expected to create a conflict of interest.

Corporate Opportunities

Directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Directors shall not: (a) take for themselves personally business or investment opportunities that are discovered through the use of corporate property, information or the director’s position and that reasonably could be expected to be of interest to the Company (provided, however, a director may pursue such an opportunity with the prior approval of the Board or the Nominating and Corporate Governance Committee, or by a vote of the disinterested directors, if the Company determines not to pursue such opportunity); (b) use the Company’s property, information, or position for personal gain; or (c) compete with the Company.

Confidentiality

Directors must maintain the confidentiality of information entrusted to them by the Company or its customers, and any other confidential information about the Company that comes to them from any source in their capacity as a director, except when disclosure is authorized or required by laws or regulations. Confidential information includes, but is not limited to, all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

Protection and Proper Use of Company Assets

Directors must protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste of assets have a direct impact on the Company’s profitability. All Company assets must be used for legitimate business purposes.

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Fair Dealing

Directors shall endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. Directors shall not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Compliance with Laws, Rules and Regulations

Directors shall comply with all laws, rules and regulations applicable to the Company, including insider-trading laws. Transactions in Company securities by directors are further governed by the Company’s Insider Trading Policy.

Waivers of this Code of Ethics

Any waiver of this Code may be made only by the Board and must be promptly disclosed to the Company’s shareholders.

Encouraging the Reporting of Any Illegal or Unethical Behavior

The Board encourages management to foster an environment of ethical behavior where (a) employees talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) employees report violations of laws, rules, regulations or the Company’s Guide to Business Conduct to appropriate personnel; and (c) the Company will not retaliate against any employee for reports made in good faith.

Failure to Comply; Compliance Procedures

A failure by any director to comply with the laws or regulations governing the Company’s business, this Code, or any other applicable Company policy or requirement may result in disciplinary action, and if warranted, legal proceedings.

Directors should communicate any suspected violations of this Code promptly to the Chairman of the Nominating and Corporate Governance Committee and the Chairman of the Board. Violations will be investigated by or at the direction of the Board or the Nominating and Corporate Governance Committee, and appropriate action will be taken in the event of any violations of this Code.

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STANCORP FINANCIAL GROUP, INC.

CODE OF ETHICS

FOR

SENIOR OFFICERS

StanCorp Financial Group Inc. (individually or collectively, with any subsidiaries thereof, the “Company”) is committed to conducting its business in accordance with applicable laws, rules and regulations and the highest standards of business ethics. In addition the Company will make full and accurate financial disclosure in compliance with applicable laws, rules and regulations. This Code of Ethics, applicable to “Senior Officers” defined as the Company’s President and Chief Executive Officer, Chief Financial Officer, Controller and Treasurer, and all members of the Company’s Management Committee, which includes all executive officers who report directly to the Chief Executive Officer, sets forth specific policies to guide Senior Officers in the performance of their duties. References herein to “you” or “your” shall be deemed to mean Senior Officers.

Beyond the commitments specifically applicable to Senior Officers as detailed in this Code of Ethics, you also have leadership responsibilities that include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns. StanCorp’s Guide to Business Conduct, which this Code of Ethics is intended to supplement, sets forth the fundamental principles and key policies and procedures that govern the conduct of all the Company’s employees and officers. You are bound by the requirements and standards set forth in the Guide to Business Conduct, as well as those set forth in this Code of Ethics and other applicable policies and procedures.

Compliance with Laws, Rules and Regulations

You are required to comply with all applicable laws, rules and regulations governing the conduct of the Company’s business and to report any suspected violations of applicable laws, rules and regulations as directed herein.

Conflicts of Interest

In order to maintain the highest degree of integrity in the conduct of the Company’s business and your independent judgment, you should avoid activities and personal interests that create, or could reasonably be expected to create, a conflict between your interests and the interests of the Company. Senior Officers are expected to dedicate their best efforts to advancing the Company’s interests and to use objective and unbiased standards when making decisions that affect the Company. A conflict of interest occurs when your private interests interfere in any way, or could reasonably be expected to interfere, with the interests of the Company as a whole. Your obligation to conduct the Company’s business in an honest and ethical manner includes the ethical handling of actual or potential conflicts of interest between personal and business relationships, and never acting in a manner that could cause you to lose your independence and objectivity. Before making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or could reasonably be expected to create a conflict of interest, you must make full disclosure of all facts and circumstances to, and obtain prior approval from, the Nominating and Corporate Governance Committee or the Board of Directors. You must also make full disclosure of any existing situations that create or could reasonably be expected to create a conflict of interest, and obtain Nominating and Corporate Governance Committee or Board of Directors approval on how to handle such actual or apparent conflict of interest.

Improper Personal Benefits from the Company

Conflicts of interest can arise when a Senior Officer or a member of his or her family receives improper personal benefits as a result of his or her position in the Company. You may not accept any benefits from the Company that have not been duly authorized and approved pursuant to Company policy and procedure.

Financial Interests in Other Businesses

You must avoid having an ownership interest in any other enterprise if that interest compromises or could reasonably be expected to compromise your loyalty to the Company. For example, you may not own an interest in a business that competes with the Company, or that does business with the Company (such as a customer or supplier), unless you obtain the prior approval of the Nominating and Corporate Governance Committee or the Board of Directors. However, it is not typically considered a conflict of interest (and therefore prior approval is not required) to make investments with a total value of no more than 1 percent of the outstanding shares of a competitor, customer, or supplier that is listed on a national or international securities exchange.

Business Arrangements with the Company

Without the prior approval of the Nominating and Corporate Governance Committee or the Board of Directors, you may not participate in a joint venture, partnership or other business arrangement with the Company.

Corporate Opportunities

If you learn of a business or investment opportunity, whether through the use of corporate property or information or your position at the Company or otherwise, and such business or investment opportunity could reasonably be expected to be of interest to the Company, then you may not participate in the business or make the investment without the prior approval of the Nominating and Corporate Governance Committee or the Board of Directors. Such an opportunity should be considered an opportunity for the Company in the first instance.

Outside Employment with a Competitor, Customer or Supplier

Without the prior approval of the Nominating and Corporate Governance Committee or the Board of Directors, you may not be a competitor of, nor may you be employed by, serve as a director of or represent a customer or competitor of the Company (except for the purchases of products or services from the Company in the ordinary course as a retail customer). Similarly, without the prior approval of the Nominating and Corporate Governance Committee or the Board of Directors, you may not be a supplier to or be employed by, serve as a director of or represent a supplier to the Company. You may not accept money or benefits of any kind from a third party as compensation or payment for any advice or services that you may provide to a client, supplier or anyone else in connection with its business with the Company.

Charitable, Government, Board and Other Outside Activities

The Company encourages its Senior Officers to participate in projects and causes that further its interests and the welfare of our local communities. Participation in professional, civic, charitable and educational activities should be carefully considered to ensure against any actual or perceived conflict with Company interests. You must obtain the approval of the Chief Executive Officer (or, in the case of the CEO, the Chair of the Nominating and Governance Committee) before serving as a director or trustee of any for-profit organization, or before running for election or seeking appointment to any government-related position.

Family Members Working in the Industry

If a member of your family (to include your spouse or significant other, children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law) is a competitor, supplier or customer of the Company or is employed by such competitor, you must disclose the situation to the Chief Executive Officer (or, in the case of the CEO, the Chair of the Nominating and Corporate Governance Committee) so the Company may assess the nature and extent of any concern and how it can be resolved. You must carefully guard against disclosing inadvertently the Company’s confidential information and your involvement in decisions on behalf of the Company that involve the other company.

Disclosures

As a public company, the Company is required to file various periodic and other reports with the Securities and Exchange Commission (“SEC”). It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the SEC and in all other public communications made by the Company. As a Senior Officer, you are required to promote compliance with this policy by all employees and to abide by Company standards, policies and procedures designed to promote compliance with this policy.

Compliance with the Code

If you have questions about this Code of Ethics, you should seek guidance from the General Counsel or, alternatively, the Chair of the Nominating and Corporate Governance Committee. If you know of or suspect a violation of this Code of Ethics, you must immediately report that information to the Nominating and Corporate Governance Committee or the Board of Directors. Under the Company’s Guide to Business Conduct and related policies applicable to all employees, retaliation in response to a good faith report of a suspected violation is prohibited.

Violations of this Code of Ethics may result in disciplinary action, up to and including termination of employment. In the case of violations of law, civil or criminal prosecution may result.

Waivers of the Code

If you would like to seek a waiver of the Code of Ethics, you must make full disclosure of your particular circumstances to the Nomination and Governance Committee or the Board of Directors. Changes in and waivers of this Code of Ethics will be disclosed as required under applicable law and regulations.

No Rights Created

This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s Senior Officers in the conduct of the Company’s business. It is not intended to and does not constitute an employment contract or assurance of continued employment, and does not create any rights in any employee, customer, supplier, competitor, shareholder or any other person or entity.

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